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                                                                    EXHIBIT 99.1



                                                                     [Besi LOGO]



                                      FOR:      BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands



    BE SEMICONDUCTOR INDUSTRIES 2006 FIRST QUARTER OPERATING RESULTS RELEASE
                            AND CONFERENCE CALL DATE


Drunen, the Netherlands, April 12, 2006, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, will report operating results for the three months ended March 31, 2006, on Wednesday, April 19, 2006 at 08:30 a.m. Continental European time (2.30 a.m. New York time).

Besi will host a conference call on Wednesday, April 19, 2006 at 4:30 p.m. CET (3:30 p.m. London time, 10:30 a.m. New York time). Interested participants may call (31) 20 531 5856 for the teleconference. A replay will be available from approximately one hour after the end of the call through Wednesday April 26, 2006. To access the replay, please dial (31) 70 315 4300 and use the passcode "123 940#".

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes. For more information visit www.besi.com.


CONTACTS:

Richard W. Blickman                             Cor te Hennepe
President & CEO                                 Director of Finance
Tel. (31) 416 384345                            Tel. (31) 416 384345
investor.relations@besi.nl                      investor.relations@besi.nl

                                                David Pasquale
                                                The Ruth Group
                                                Tel. (1) 646 536 7006
                                                dpasquale@theruthgroup.com